FRANK J. HARITON $ ATTORNEY - AT – LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

April 16, 2014

Tom Kluck, Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Current Report on Form 8-K Filed January 7, 2014

File No. 333-143602

Dear Mr. Kluck:

This letter responds to your comment letter dated February 18, 2014 with regard to a Current Report on Form 8-K filed by the Company on January 7, 2014.

General

1.

The transaction described in the Form 8-K was significantly amended and changed. Under the amended agreement, a copy of which is included with this Response Letter, the Company is solely receiving the right to manufacture and sell a product. It did not receive any inventory, customer lists or data, access to any facilities or any other asset. It also assumed no liabilities. As amended, the transaction does not involve a business combination. The amended agreement will be included as an Exhibit to the Company’s Annual Report on 10-K which will be filed shortly. The disclosure in that filing will indicate that the Company is setting up operations to start manufacturing the new product but does not anticipate being ready to do so until later in 2014.

We confirm that the Company is aware that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc: AI Document Services, Inc.

AMENDMENT TO ACQUISITION AGREEMENT

The Acquisition Agreement (the "Agreement") that became effective as of the close of business on November 17, 2013, by and between AI Document Services, Inc., a Delaware corporation (the "Buyer"), and Creative Edge Nutrition, Inc., a Nevada corporation (the “Seller”) is amended as follows:

Paragraphs 1 and 2 are amended as follows:

Seller agrees to transfer to Buyer the exclusive right to manufacture and sell all brands of nutraceutical and other supplement products currently distributed by Seller. Seller will provide to Buyer all formulae, labels and right to use current names relating to the products. Seller will no longer make or distribute any of these products.

Seller agrees to sell to Buyer raw materials and packaging to the extent available at prices and terms to be negotiated separately.

The Amendment is effective as of November 18, 2013.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the date first above written.

BUYER

AI DOCUMENT SERVICES, INC.

A Delaware Corporation

/s/ Leonard K. Armenta

By:  Leonard K. Armenta

Its: Chief Executive Officer

Dated:  November 18, 2013

SELLER

CREATIVE EDGE NUTRITION, INC.

A Nevada Corporation

/s/ Bill Chaaban

By: Bill Chaaban

Its: Chief Executive Officer

Dated: November 18, 2013